UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telecommunication Systems, Inc.
(Name of Issuer)


Common Stock par value $0.001 per share
 (Title of Class Securities)

693315103 (CUSIP Number)


J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 310 East Pearl Street Unit A., Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


September 12, 2012
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 693315103

1.	Name of Reporting Persons.
   	I.R.S. Identification Nos. of above persons (entities only).

	J. Carlo Cannell


2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

  	(a)
	(b)

3.	SEC Use Only

4. 	Source of Funds (See Instructions) WC/OO

5. 	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)

6. 	Citizenship or Place of Organization     USA

7.	Sole Voting Power        3,051,465*

8.	Shared Voting Power      0

9.	Sole Dispositive Power   3,051,465*

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person    3,051,465*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)       5.8% *

14.	Type of Reporting Person (See Instructions)

IN


* Based on information set forth on the Form 10-Q of Telecommunication Systems, Inc. (the "Company") as filed with the Securities and Exchange Commission on August 6, 2012, there were 52,549,801 shares of Common Stock par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of September 11, 2012. As of September 10, 2012 (the "Reporting Date"), the Cuttyhunk II Fund ("Cuttyhunk"), Optima UCITS Umbrella Plc/Cannell UCITS Fund ("Cannell UCITS"), Tonga Partners, L.P. ("Tonga"), and the Tristan Offshore Fund Ltd. ("Tristan Offshore" and collectively with Tonga, Tristan, and Cannell UCITS, the "Funds") held in the aggregate 2,674,581 Shares. Cannell Capital LLC acts as the investment adviser to Cannell UCITS, Cuttyhunk, and Tristan Offshore, and is the general partner of and investment adviser to Tristan and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. For its own accounts, Cannell Capital LLC is the holder of a convertible notes that may be exchanged for 376,884 shares of the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 3,051,465 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.  Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share (the "Shares"), of Telecommunication Systems, Inc. (the "Company"), a Washington corporation. The address of the principal executive offices of the Company is 275 West Street, Annapolis, MD 21401.

Item 2.  Identity and Background

This statement on Schedule 13D is filed by J. Carlo Cannell, a natural person, whose business address is Cannell Capital, LLC, P.O. Box 3459, 310 East Pearl Street, Unit A., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital, LLC (the "Adviser"). The Adviser acts as the investment adviser to Tristan Offshore Fund, Ltd., a Cayman Islands limited company ("Tristan Offshore") and the Optima UCITS Umbrella Plc/Cannell UCITS Fund, an Irish company registered under the European Union's UCITS IV directive ("Cannell UCITS"), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga" and, collectively with Cannell UCITS, Cuttyhunk, and Tristan Offshore, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

All of the funds used in making the purchase of Shares described in Item
5 of this Schedule 13D came from the working capital of the Funds.
The Funds have invested an aggregate amount of approximately $5,435,510.02 in the Shares and an additional $3,284,312.50 in bonds convertible into the Shares.

Item 4.  Purpose of Transaction

Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2012, there were 52,549,801 Shares issued and outstanding as of August 6, 2012. As of September 12, 2012 (the "Reporting Date"), the Funds owned 2,674,581 Shares. The Adviser acts as the investment adviser to Cannell UCITS, Cuttyhunk, and Tristan Offshore, and is the general partner of and investment adviser to Tonga. For its own accounts, Cannell Capital LLC is the holder of convertible notes that may be exchanged for 376,884 shares of the Company. Mr. J.
Carlo Cannell is the sole managing member of the Adviser.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 3,051,465 Shares, or approximately 5.8% of the Sharesdeemed issued and outstanding as of the Reporting Date.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of Cannell UCTIS, Cuttyhunk, and Tonga.

(Purchases)
Date            Entity          Security          Quantity           Price
7/25/2012       Cannell UCITS   Shares            10,986             $  1.19
8/3/2012        Cuttyhunk       Shares             4,433             $  1.36
8/6/2012        Cuttyhunk       Shares            13,158             $  1.40
8/14/2012       Cuttyhunk       Shares            15,553             $  1.46
8/14/2012       Tonga           Shares             5,540             $  1.46
8/15/2012       Cuttyhunk       Shares             1,309             $  1.47
8/15/2012       Cuttyhunk       Shares            52,268             $  1.46
8/15/2012       Tonga           Shares             3,291             $  1.47
8/15/2012       Tonga           Shares            62,732             $  1.46
8/21/2012       Cuttyhunk       Shares            23,022             $  1.48
8/21/2012       Tonga           Shares            28,931             $  1.48


(Sales)

None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Letter to Thomas M. Brandt, CFO and Member of the Board of Directors of Telecommunication Systems, Inc. dated September 12, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2012
Date

/s/ J. Carlo Cannell
Signature

J. Carlo Cannell in his capacity as the Managing Member of Cannell Capital LLC, investment adviser to Cuttyhunk II Fund Limited, the Optima UCITS Umbrella Plc/Cannell UCITS Fund, and Tristan Offshore Fund Limited, and general partner of, and investment adviser to, Tonga Partners, L.P..

Name/Title

September 12, 2012




Mr. Thomas M. Brandt
Chief Financial Officer and Member of Board of Directors
TeleCommunication Systems Inc. ("TSYS")
275 West Street
Annapolis, MD 21401

Dear Thomas,

Thank you for taking the time to meet me on June 20th, 2012 at your office. I do regret that Maurice B. Tose, CEO and Chairman, was not able to meet me then, this summer in New York or in San Francisco on September 6, 2012 to represent TSYS at the "Gateway Conference" which I attended in hopes of meeting Mr. Tose.

Whilst I have over the last three months lost my zeal for the hunt of Mr. Tose (twas not for a lack of effort) I am gratified that your appraisal of the assets of our company at our meeting in June are aligned with that of Cannell
Capital LLC and that of Scott Sutherland of Wedbush Securities, Inc. whose August 29, 2012 report detailed the consolidated net asset value ("NAV") of TSYS between $7.40 and $11.81 per share.

I write you now on behalf of both creditors and shareholders (of which we are both, having adopted the Texas Hedge of investing across most of the registrant's capital structure) to encourage you and other members of the board of directors of TSYS to start a process to monetize our assets at this Friday's meeting of the board of directors.

Disturbingly, shareholder's equity sunk by 43% in the second quarter of 2012 after increasing each of the prior 20. This has had the odious effect of reducing the equity value to the levels of three years ago, precisely the time that TSYS issued $103.5 million of 4.5% convertible notes for questionable acquisitions. This issuance marked the commencement of the tilt of true ownership to the creditors from shareholders, in my opinion. The credit market now requires, nay extracts, a 13% yield to its looming Halloween 2014 maturity.

The recent decline in shareholder value is arguably the result of the lack of strategic direction of TSYS. A scan of letters to shareholders over the past five years suggests increasing fogginess from the more active "focus on monetizing text messaging, location-based wireless technology and secure satellite-based communications technology" in 2008 to the mushy "leadership team is collaborating to expand our market footprint" in 2011. In nautical terms (which should resonate with the background of many of your brethren) is the hand of the reclusive skipper (Tose) positioned firmly on the tiller? Recent investor presentations detail the inventory of, but give no clear direction regarding how, such assets will best deployed for their owners and creditors.

It is my opinion that the 350% gap between the current stock price and the midpoint of $9.61 of Mr. Sutherland's appraisal persists due to this lack of direction. I implore the board to plot a new course focusing on the sale or merger of the company in order to maximize shareholder value with robust precision and alacrity.

It is my opinion that real estate, uranium, certain miners, and sundry community banks now offer superior returns to defense communications but it is not my role or desire to convince you of such in this filing. It is my responsibility, and my want, to maximize return in attractive, but arguably stagnated opportunities such as TSYS and subsequently recycle gains into more promising venues such as those mentioned above herein on behalf of my investors.

Best regards!

Sincerely,

J. Carlo Cannell
Managing Member